Focus Universal Inc.

2311 East Locust Court

Ontario, CA 91761

August 26, 2021

David Gessert

Laura Crotty

Securities and Exchange Commission
Division of Corporation Finance

Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549

Re:	Acceleration Request for Focus Universal Inc. Registration Statement Filed on Form S-1 (File No. 333-253049)

Ladies and Gentlemen:

Pursuant to Rule 461, Focus Universal Inc., a Nevada corporation (the “Registrant”) hereby requests acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-253049), as amended (the “Registration Statement”), so that it may become effective at 5:00 pm Eastern Standard Time on Monday August 30, 2021, or as soon as practicable thereafter. In connection with this request, we hereby acknowledge that:

(i)	Should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii)	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)	The Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We confirm that we are aware of our responsibilities under the Securities Act and the Securities Exchange Act as they relate to the public offering of securities specified in the Registration Statement. Further, we understand that request for acceleration is a confirmation of the fact that we are aware of our responsibilities under the federal securities laws.

We request that our counsel, Gilbert J Bradshaw, be notified of such effectiveness by a telephone call to (917) 830-6517. We also request that a copy of the written order from the Commission verifying the effective time and date of the Registration statement be sent to Mr. Bradshaw via facsimile at (917) 791-8877 or by email to gbradshaw@wbc-law.com.

Sincerely,

Focus Universal Inc.

By:	/s/ Desheng Wang
Name: Desheng Wang Title: Chief Executive Officer